FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                     Electrochemical Industries (1952) Ltd.
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Yes __X___        No  _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ______        No__X___

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

            Item                                  Filing/Distribution Date
----------------------------------------   ------------------------------------

1.   Immediate Report filed with the
     Tel-Aviv Stock Exchange                         June 12, 2003



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                                     ITEM 1

                                [EIL LETTERHEAD]

Securities Authority        Tel-Aviv Stock Exchange      Registrar of Companies
22 Kanfei Nesharim Str.     54 Eha'ad Ha'am Str.         POB 767
JERUSALEM                   TEL-AVIV                     JERUSALEM
---------                   --------                     ---------


Dear Sir Or Madam,

Further to the Directors Report which was annexed to the company's financial statements for the year 2002, and for the first quarter 2003, in which the company reviewed the measures taken in order to face the erosion occurred in its equity, and the deficit in the working capital, the company has approached its controlling shareholder (ICC) and the financing banks to assist the company by means of increase of the prevailing credit lines available to the company and thereby to give it time to promote the reorganization of its capital and debt structure.
(See above Directors Report and Immediate Report dated 21.5.2003 regarding the convening of General Meeting of the company's Debenture Holders).

The controlling shareholder notified the company and the financing banks that it is prepared to support the company by means of increased credit lines, subject to the banks' agreement to give the company the said time required for the implementation of the reorganization of its capital and debt structure, and providing increased credit lines and recycling the repayment of principal of long term loans during the interim period.

The company is conducting negotiations, which are not yet crystallized, with the financing banks, to settle the terms which will enable the increase of credit lines to the company and obtain said support of ICC, in order to meet its liabilities.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary


Contact :     Adv. Yair Kohavi, Corporate Secretary,
              Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ELECTROCHEMICAL INDUSTRIES (1952) LTD.




                                  By:    /s/ Yair Kohavi
                                     -----------------------------------
                                       Yair Kohavi, Adv.
                                      Corporate Secretary


Date:   June 12, 2003